UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-50433

AP Holdings, Inc.

(Exact name of registrant as specified in its charter)
900 N. Michigan Avenue Suite 1600 Chicago, Illinois 60611
(312) 274-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
11 1/4% Senior Discount Notes Due 2008

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: Less than 300 persons

        Pursuant to the requirements of the Securities and Exchange Act of 1934, AP Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2002	By:	/s/ JOHN V HOLTEN Name: John V. Holten Title: Chairman, President, Chief Executive Officer